

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via Email
Mr. James Mead
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

> **Re: SL Green Realty Corp.**
> **Form 10-K**
> **Filed February 27, 2013**
> **File No. 001-13199**
>
> **SL Green Operating Partnership, LP**
> **Form 10-K**
> **Filed March 4, 2013**
> **File No. 333-167793-02**

Dear Mr. Mead:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

SL Green Realty Corp Form 10-K

General

1.   Please be advised that we may issue additional comments to your filing after you file your proxy statement on Schedule 14A.

2.   We note the increase in your development portfolio. In future periodic reports, to the extent the size of the development portfolio is material, please disclose for each development the anticipated completion date, the budgeted cost, and the costs incurred to

date. In addition, please disclose the development costs incurred per square foot for any material developments that are completed in future reporting periods.

Lease Expirations, page 29

3.   We note your lease expiration tables. In future periodic reports, please expand each of these tables to include a column disclosing the percentage of gross annual rental represented by such leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 44

4.   We note the discussion of your 2012 leasing activity. In future periodic reports, please present your leasing activity disclosure through a tabular roll forward of vacant space at the start of the period to vacant space at the end of the period, including data on changes in net effective rents and second generation leasing costs. Please break out the data by property type. Any free rent periods should either be reflected in the comparative effective rent data or should be presented separately.   Please also consider breaking out your Manhattan property portfolio and your suburban property portfolio.

5.   We note your disclosure of Same-Store net operating income on page 46, as well as your disclosure of Same-Store revenue and Same-Store property operating expense on pages 45 and 47, respectively. To the extent that you continue to use Same-Store net operating income as a key performance indicator, please disclose the measure in your MD&A for all periods presented, reconcile it to the most directly comparable GAAP measure and disclose the reasons why management believes Same-Store net operating income provides useful information to investors.

6.   We note that an entity which held the collateral for one of your loan positions was determined to be a VIE due to a reconsideration event, and you have been determined to be the primary beneficiary. Please explain the circumstances surrounding the reconsideration event as well as the impact on your consolidated financial statements. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief